

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 2009

Joe Tyszko
President
RJS Development, Inc.
696 First Ave. North, Suite 203
St. Petersburg, Florida 33701

> **Re:** **RJS Development, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 18, 2009**
> **File No. 333-151698**

Dear Mr. Tyszko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated October 17, 2008. You continue to state on pages 2 and 3 of the prospectus that your common stock will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board and thereafter, at prevailing market prices. Please revise the entire document to state that the stock will be sold at a fixed price for the duration of the offering.

Prospectus Cover page

2.   Since this offering is by or on behalf of the registrant, please disclose when the offering will end. See Rule 415(a)(5) of Regulation C and Item 501(b)(8) of Regulation S-K.

Item 3. Prospectus Summary, page 5

3.   We note that some of the disclosure in the summary and business sections appears promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please provide reasonable support for the promotional statement in the prospectus. If a reasonable basis cannot be provided, the statements should be removed. For example, we note the statement on page 5 that "[t]he Company has established a solid reputation . . . ." and the statement on page 20 that "[we] plan to utilize our strong regional presence . . . ." Please revise accordingly.

4.   We note the statement on page 5 that the company has significant clientele. Please revise to include the number of current clients and describe such clients. Note that a more detailed discussion of current clients should be included in the business section.

5.   Please describe here and in greater detail in the business section, the statement that "[t]he Company . . . provides whatever services that offers tenants the ability to use one developer for one-stop sourcing for all of their needs." Please describe these services and tenants in more detail. For example, has the company built or contracted to build the physical structures and have the tenants purchased the developments or leased such developments from you or someone else? Please explain.

Risk Factors, page 6

6.   We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your risk factors section. This risk factor should discuss the risks to you from the possibility that you may be unable to generate profitable operations to meet your obligations and repay your liabilities.

(2) Failure To Successfully Negotiate Extensions To Our Credit Facilities, page 7

7.   On page 30, you state that you have not established any lines of credit with credit facilities. Therefore, please revise this risk factor subheading to make clear that you do not currently have a line of credit open and instead, highlight the risk to your liquidity if you cannot open a line of credit or obtain similar financing.

(6) The Commercial Real Estate Development Market As A Whole . . . , page 7

8.   We refer you to the last sentence on this page, which states that "[h]owever, because this industry has such a long life cycle . . . we feel that this provides us the opportunity to seek sites or properties that retailers will be attracted to . . . ." This disclosure appears to be mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise accordingly.

Item 7. Selling Security Holders, page 16

9.   We have reviewed your response to comment 12 in our letter dated October 17, 2008. You did not revise your prospectus in accordance with our comment and therefore, we reissue it in its entirety. We note that several of the selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 32.

10.   We note the column "Percent owned after offering is completed" and footnote (2) to the column, which states that the disclosed percentages represent the amount in the event none of the shares in the resale offering are sold.   Please revise this column and similar disclosure in the beneficial ownership table on page 32 to reflect the percentages if all of the securities were sold in the offering. See Item 507 of Regulation S-K.

Item 11. Information with Respect to the Registrant, page 20

Description of Business, page 20

11.   We note that you may hold a revenue-generating property until you are able to obtain an appropriate sale price for such property. Please expand your disclosure to include information about the holding periods for properties that you acquire. For example, if applicable, please indicate the desired holding period for the various types of commercial properties that you look to develop.

12.   We note your disclosure on page 20 that in 2006 you sold a shopping center that you had previously developed and that "[t]he remaining $150,000 of our revenue was derived from the sale of smaller commercial properties that we have developed in various locations." Please describe the shopping center and other commercial properties in more detail. For each development, please disclose when you first purchased the land and developed it. Also describe how you developed it. In addition, please disclose if you leased the developed property to others, and if so, how long you leased such property and to whom you leased it.

13.   We note your references to clients and customers throughout your business section. To help investors better understand the nature of your business, please disclose those clients and customers with whom you conduct your business. For example, it appears that your primary business focus is to develop commercial properties that you can shortly thereafter sell. Please clarify, if accurate, that your customers and clients are potential buyers. To the extent that you provide additional services, please expand your disclosure accordingly.

14.   We note that you do not currently own property that you are developing. However, on pages 21 and 22 under the subheadings "Our completed business has focused on a broad segment . . ." and "We have maximized the realized value of our real estate owned," you appear to indicate that you currently own commercial retail space and other real estate. Please revise to make clear that you do not currently own real estate or advise.

(4) Sources and Availability of Raw Materials, page 24

15.   We note your response to comment 17 in our letter dated October 17, 2008. Please disclose the names of the principal suppliers of raw materials that you have used.

Management's Discussion and Analysis of Financial Conditions and Results of
Operation, page 27

How long can we satisfy our cash requirements . . . , page 27

16.   As noted previously, your auditor has expressed substantial doubt as to your
        ability to continue as a going concern, specifically noting that your "ability to
        continue as a going concern is dependent upon the ability of the Company to
        generate profitable operations in the future and/or to obtain the necessary
        financing to meet its obligations and repay its liabilities arising from normal
        business operations when they come due."   In this section, you state, however,
        that you have the "necessary cash and revenue to satisfy [y]our cash requirements
        for the next twelve months." In light of your going concern opinion, please
        explain how you determined that you have sufficient cash at hand to meet your
        obligations.

Sales Strategies, page 28

17.   We note your response to comment 22 in our letter dated October 17, 2008 and
        that your planned sales strategy continues to be the use of public relations and
        advertising. Please expand your disclosure about how you plan to implement this
        strategy, such as a discussion of who your target market is and how you plan to
        reach them, as well as discussing how much money such a campaign will cost and
        how you plan to fund it.

Results of Operations, page 28

18.   We note your response to comment 24 in our letter dated October 17, 2008.
        Please include similar disclosure about lack of demand for commercial real estate
        development in your MD&A section as applicable.

19.   Please describe the nature of the revenues for the periods presented.

Results of Operations for the Period Ended December 31, 2008

20.   We note your response to comment 25 in our letter dated October 17, 2008 and
        we reissue the comment in its entirety. Please provide more detailed information
        regarding your results of operations for 2008 and 2007. Specifically, please
        provide period-on-period comparisons of the major line items in your Statements
        of Operations. For example, please describe the main reasons for the decrease in
        revenues from the year ended December 31, 2007 to the year ended December 31,
        2008. Please refer to Regulation S-K, Item 303(a)(3), and Instructions 1, 2 and 3
        of Instructions to Paragraph 303(a).

Directors and Executive Officers, page 31

21.   On page 32, you state that JVT Development, Inc. is your wholly-owned
       subsidiary. On page II-7, you state that JVT Development, Inc. is owned 100
       percent by your majority shareholder. Please revise to clarify whether JVT
       Development is your wholly-owned subsidiary or not. To the extent, that it is
       your subsidiary, please file a list of your subsidiaries as exhibit 21 to your
       registration statement

Director Independence, page 33

22.   We note that you use your own definition to determine if a director is
       independent. Please disclose if this definition is available to your shareholders on
       your website or, alternatively, confirm that you will include a copy of this policy
       in an appendix to your proxy or information statement. Please refer to Item
       407(a)(2) of Regulation S-K for guidance.

Dealer Prospectus Delivery Obligation

23.   Please move this disclosure to the back cover page of the prospectus, which
       would follow the financial statements.

Financial Statements for the Three Months Ended March 31, 2009

24.   We note that your Statement of Operations and Statement of Cash Flows on pages
       II-4 and II-5, respectively, include information for the three months ended March
       31, 2008 and 2007. Please update your Statement of Operations and Statement of
       Cash Flows to include the appropriate financial statements required by Rule 8-08
       of Regulation S-X.

Financial Statements for the Year Ended December 31, 2008

Balance Sheet, page II-12

25.   The balance sheet indicates that your Common Stock has a $0.05 par value, which
       is inconsistent with your previously filed Form S-1 and with the value reported
       for common shares. Similarly, the balance sheet as of March 31, 2009 refers to
       common stock with a $0.05 par value. Please advise.

Statement of Stockholder's Equity, page II-14

26.   We note that the balances as of January 1, 2007 and transactions during 2007 are inconsistent with those reported in Amendment No. 1 to your Form S-1 and the disclosures in Note 5 to your financial statements. Please revise accordingly.

27.   We read your response to comment 36 in our letter dated October 17, 2008. Please clarify how the reversal of accrued taxes in the prior year relates to distributions paid to shareholders. In that regard, tell us the actual cash that was distributed to shareholders, clarify whether you received a refund for previously paid taxes and how it was recorded in your financial statements. To the extent that the distributions are not related to the reversal of accrued taxes, please report them separately on your Statement of Cash Flows.

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page II-17

28.   We considered your response to comment 37 in our letter dated October 17, 2008 and you have not fully addressed our comment. Please describe to us and disclose the accounting literature applied with respect to your service and contract based activities. Additionally, we note that your disclosure on pages 20 and 22 refers to real estate sales and leasing operations, respectively. Describe your revenue recognition policies associated with these activities including your basis in GAAP to support the policies. Lastly, explain to us what caused the revenue decline from fiscal year 2006 to 2007.

Note 3 – Property and Equipment, page II-19

29.   We note your disclosure that as of December 31, 2007 you incurred start-up losses of approximately $90,600. Please tell us where these losses are recorded on your financial statements.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jaime John, Staff Account, at 202-551-3446 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Clifford J. Hunt, Esq. (*via facsimile*)